     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1998
                                                     REGISTRATION NO. 333-45481
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  -----------
                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-1
                                  ON FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                  -----------
                              YURIE SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      3669                    52-1778987
                              (PRIMARY STANDARD           (I.R.S. EMPLOYER
   (STATE OR OTHER                INDUSTRIAL            IDENTIFICATION NO.)
   JURISDICTION OF           CLASSIFICATION CODE
   INCORPORATION OR                NUMBER)
    ORGANIZATION)

                            8301 PROFESSIONAL PLACE
                            LANDOVER, MD 20785-2237
                                (301) 352-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JOHN J. MCDONNELL
                         GENERAL COUNSEL AND SECRETARY
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                            LANDOVER, MD 20785-2237
                                (301) 352-4600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  -----------
                                  COPIES TO:

                       RICHARD A. STEINWURTZEL, ESQUIRE
                   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                        1001 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2505
                                (202) 639-7000
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                  -----------
  Pursuant to Rule 429 under the Securities Act of 1933, as amended, ("Rule 429") this Registration Statement contains a combined prospectus that relates to Registration Statement No. 333-45481 (the "1998 Form S-1"), and to Registration Statement No. 333-36413 (the "1997 Form S-1"). The 1998 Form S-1 contains a combined prospectus pursuant to Rule 429 that includes both the shares of Common Stock registered on the 1998 Form S-1 and those shares remaining to be sold on the 1997 Form S-1. This Post-Effective Amendment on Form S-3 (the "Form S-3") is being filed pursuant to Rule 401(c) under the Securities Act in order to convert the 1998 Form S-1 to a Form S-3. The combined prospectus contained in the Form S-3 supersedes those in both the 1998 Form S-1 and the 1997 Form S-1.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

PROSPECTUS

                               2,155,366 Shares


                     [LOGO OF YURIE SYSTEMS APPEARS HERE]

                                 Common Stock

                                 ------------

  All the 2,155,366 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company has registered these shares, at its own expense, pursuant to certain registration rights held by the Selling Stockholders. Of the 2,155,366 shares of Common Stock offered hereby, 20,000 shares of Common Stock are to be issued from time to time upon the exercise of stock options described herein. The Company will not receive any proceeds from the sale of the shares to be sold by the Selling Stockholders.

  The Company's Common Stock is traded on the Nasdaq National Market under the trading symbol "YURI." On March 2, 1998, the last reported sale price of the common stock on the Nasdaq National Market was $21.625 per share. See "Price Range of Common Stock."

  The Company has been advised by the Selling Stockholders that the Selling Stockholders, each acting as a principal for its own account, directly, through agents designated from time to time, or through dealers also to be designated, may sell all or a portion of the Common Stock offered hereby from time to time, depending on market conditions and other factors, in one or more transactions on the Nasdaq or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. To the extent required, the number of shares of Common Stock to be sold, the names of the Selling Stockholders, the offering price, the name of any such agent or dealer and any applicable commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. The aggregate proceeds to the Selling Stockholders from the sale of Common Stock offered by the Selling Stockholders hereby will be the offering price of such Common Stock less any commissions. For information concerning indemnification arrangements between the Company and the Selling Stockholders, see "Plan of Distribution."

                                 ------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                     FACTORS" COMMENCING ON PAGE 7 HEREOF.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 4, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Northeast Regional Office, 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may be obtained from the Web site that the Commission maintains at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any person to whom this Prospectus is delivered may obtain a copy of the Registration Statement, including the exhibits thereto, without charge upon written or oral request to the Secretary of the Company at 8301 Professional Place, Landover, MD 20785-2237, Telephone: (301) 352-4600.

  The common stock of the Company is listed on the Nasdaq National Market under the trading symbol "YURI". Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-22087):

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

    3. The Company's Current Report on Form 8-K, dated December 9, 1997 (the "Data Labs Form 8-K"), reporting the acquisition by the Company of Data Labs, Inc., a Delaware corporation ("Data Labs").

    4. The Company's Current Report on Form 8-K, dated November 24, 1997.

    5. The description of the Company's common stock, $.01 par value per share, contained in the Registration Statement on Form 8-A, filed under the Securities Act on January 31, 1997, including any amendment or report filed for the purpose of updating such description.

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to Corporate Secretary, Yurie Systems, Inc., 8301 Professional Place, Landover, MD 20785.

                                  THE COMPANY

  Yurie Systems, Inc. ("Yurie" or the "Company") designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, Internet service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency. End users of telecommunications services have traditionally maintained separate wide area networks ("WANs") for transmitting voice, data, video and other electronic information among geographically dispersed locations. ATM technology is conducive to consolidating these networks. The network consolidation brought about by employing ATM access products can provide savings in WAN communication costs and simplify network management.

  Yurie is a leading supplier of ATM access products. The Company's LDR100, introduced in February 1995, was one of the first commercially available ATM access products. The LDR200, designed primarily for telecommunications carriers and Internet service providers, was released in September 1996. The LDR50, designed for mid-sized to large corporate offices, was released in March 1997. The Company designed its ATM access products to be flexible and scaleable, so that customers can realize the benefits of ATM while preserving their investments in existing equipment. The LDR products adhere to industry-wide technical standards, allowing users to integrate the products into current networks operating with other standards-compliant products. Yurie's proprietary adaptive queue management algorithm ("AQueMan") allows the LDR products to reduce network congestion while maintaining quality of service. The Company's Limitless ATM Network Protocol ("LANET") is capable of transporting ATM traffic over circuits of varying speed and quality, including poor quality circuits. The Company's ATM access products incorporate a variety of value-added features, including compact size, scaleability, reliability, and a broad variety of access interfaces.

  The Company's strategy centers on maintaining its technological leadership, developing the telecommunications service provider, private label partner and corporate end user markets while continuing to pursue government end user markets, developing international markets and building strategic relationships. To enhance its distribution efforts and pursue the telecommunications service provider and corporate end user markets, the Company has established a nationwide direct sales force which currently consists of 23 sales personnel.

  In pursuit of this strategy, Yurie has entered into private-label partner agreements with Bay Networks, Lucent Technologies, Inc., and Ericcson, Inc., the U.S. subsidiary of Telefonaktiebolaget LM Ericsson. These agreements permit each of Bay, Lucent and Ericcson to market and sell the Company's LDR products under non-exclusive licenses into commercial and government markets for three years, subject to renewal. None of these agreements has minimum purchase guarantees. Previously, Yurie and AT&T had entered into an agreement (the "AT&T Agreement"), under which AT&T had an exclusive license to sell Yurie's products in government markets. Pursuant to a recent amendment to the AT&T Agreement, AT&T no longer has minimum purchase guarantees nor holds an exclusive license to sell Yurie products in government markets.

  The Company has a significant customer relationship with Splitrock Services, Inc., a Texas corporation that provides communications services specifically configured to meet the needs of large network users ("Splitrock"). Splitrock purchased the underlying network assets of Prodigy Services Corporation, an Internet service provider (the "Prodigy Network") in 1997. During the first nine months of 1997, Splitrock purchased $11.5 million of LDR products from the Company. Yurie and Splitrock are parties to an agreement (the "Splitrock Agreement") that requires Splitrock to purchase a minimum of $20.0 million of LDR products in the period from July 1997 to December 1998. Under the Splitrock Agreement, Yurie also provides services to support deployment and implementation of Yurie's products in Splitrock's network on a time and materials basis. Through September 30, 1997, Splitrock had purchased $6.6 million of LDR products from Yurie under the Spitrock Agreement. Splitrock and Ericsson executed a letter of intent on February 2, 1998, in which Ericsson agreed to provide Splitrock with certain services as well as LDR products that Ericsson has purchased or will purchase under its private-label partner agreement with Yurie. Sales to Splitrock in the fourth quarter of 1997 totaled approximately $5.9 million, approximately $5.0 million of which Splitrock purchased or leased from Ericsson. These purchases or leases of LDR products through Ericcson will be credited against Splitrock's minimum purchase guarantee in the Splitrock Agreement. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is the majority shareholder and Chairman of the Board of Directors of Splitrock.

  The Company was founded in February 1992 by Dr. Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors. The Company began developing ATM products in 1994 and began product shipments in February 1995. Prior to 1994, the Company's business operations consisted primarily of telecommunications consulting and related service activities. In January 1997, the Company won Data Communications' Hot Product Award for WAN gear and in May 1997, Business Week magazine named the Company America's #1 Hot Growth Company.

  Yurie's executive offices are located at 8301 Professional Place, Landover, Maryland 20785-2237, its telephone number is (301) 352-4600, its e-mail address is info@yurie.com and its World Wide Web site address is http://www.yurie.com.

                              RECENT DEVELOPMENTS

  On December 1, 1997, Yurie acquired Data Labs, Inc., a privately-held Delaware corporation ("Data Labs"), in a stock-for-stock merger (the "Data Labs Merger"). Yurie issued 358,414 shares of its common stock in the Data Labs Merger in exchange for all of the outstanding capital stock of Data Labs and the Data Labs common stock underlying all of the vested stock options and one-half of the unvested stock options held by Data Labs directors, officers and employees. The Data Labs Merger was treated as a pooling-of-interests for financial reporting purposes. Accordingly, supplemental consolidated financial statements reflecting this a transaction are included in this Prospectus.

  On February 5, 1998, the Company announced that its pro forma revenue, excluding the impact of the Data Labs Merger, for the fourth quarter of 1997 was $17.6 million, representing a 168% increase over the $6.6 million reported in the fourth quarter of 1996 and a 25% sequential increase over the $14.1 million reported in third quarter of 1997. For the year ended December 31, 1997, the Company's pro forma revenue totaled $51.0 million, a 136% increase over the $21.6 million reported for the year ended December 31, 1996. Pro forma net income, excluding the impact of the Data Labs Merger and the one time acquisition related charge of $0.02 per share for the fourth quarter of 1997, was $3.3 million, or $0.12 per share diluted ($0.13 per share basic), a 696% increase over the $413,000 in net income, or $0.02 per share (diluted and basic), reported in the fourth quarter of 1996, and a 39% sequential increase over the $2.4 million in net income, or $0.09 per share diluted ($0.10 per share basic), reported in the third quarter of 1997. For the year ended December 31, 1997, pro forma net income was $8.3 million or $0.31 per share diluted ($0.34 per share basic), a 162% increase over the $3.2 million in net income, or $0.14 per share diluted ($.016 per share basic), reported for the year ended December 31, 1996.

  On February 5, 1998, the Company announced that its consolidated revenue, including Data Labs, was $17.6 million for the fourth quarter of 1997, representing a 168% increase over $6.6 million for the fourth quarter of 1996 and a 25% sequential increase over $14.1 million for the third quarter of 1997. For the year ended December 31, 1997, the Company's consolidated revenue totaled $51.1 million, a 136% increase over $21.7 million for the year ended December 31, 1996. Net income on a consolidated basis for the fourth quarter of 1997 was $2.4 million, or $0.09 per share (diluted or basic), compared to $82,000 in net income for the fourth quarter of 1996, and a 33% sequential increase over the $1.8 million in net income, or $0.06 per share (diluted $0.07 per share basic) for the third quarter of 1997. For the year ended December 31, 1997, net income on a consolidated basis was $6.1 million, or $0.23 per share diluted ($0.25 per share basic), a 153% increase over $2.4 million in net income, or $0.11 per share diluted ($0.12 per share basic), reported for the year ended December 31, 1996. Consolidated results for both the fourth quarter of 1997 and the year ended December 31, 1997 include a one time pre-tax charge of $1.0 million or $0.01 per share after tax for expenses related to the acquisition of Data Labs.

                                  THE OFFERING

Common Stock offered by the
Selling Stockholders..........  2,155,366 shares

Common Stock outstanding
after the offering............  25,336,468 shares (1)

Use of proceeds...............
                                This offering is made by certain Selling
                                Stockholders. The Company will not receive any of the proceeds of such sales. See "Use of Proceeds" and "Principal and Selling Stockholders".

Nasdaq National Market          "YURI"
symbol........................
--------
(1) Assumes the exercise by Oneline Management, Inc. ("Oneline") of an option to purchase 20,000 shares of common stock of the Company for an aggregate exercise price of $240,000 (the "Oneline Option"). Excludes 5,622,229 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1997 at a weighted average exercise price of approximately $7.69 per share. Also excludes 1,377,771 shares of common stock reserved for future issuance under the Company's 1996 Non Statutory Stock Option Plan (the "Stock Option Plan") and the Data Labs 1996 Stock Option Plan (the "Data Labs Plan"), 186,233 shares of common stock reserved for future issuance under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") and 194,479 shares of common stock reserved for future issuance under the Company's 401(k) Savings Plan (the "401(k) Plan").

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  The Private Securities Litigation Reform Act (the "PLSRA") provides a "safe harbor" for "forward-looking" statements. Certain statements included in this Prospectus are "forward-looking" within the meaning of the PLSRA. These include statements regarding the anticipated growth in demand for ATM access products, the anticipated growth in the Company's revenues from the development, manufacture and sale of ATM access products, the expectation that such revenue growth will result largely from sales of ATM access products to telecommunications service providers and corporate end users, and statements relating to the Company's international activities. Such forward-looking statements, in addition to information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Prospectus, are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These and other risks are detailed below. The Company assumes no obligation to update any forward-looking statements contained herein, or that may be made from time to time by, or on behalf of the Company.

  Limited Operating History and Operating Results. The Company was founded in 1992, began developing ATM access products in 1994 and commenced shipping ATM access products in February 1995. Accordingly, there is only a limited operating history upon which to base an evaluation of the Company and its prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, develop its technologies, commercialize products incorporating these technologies, and attract, retain and motivate qualified employees. There can be no assurance that the Company will be successful in addressing these risks. The Company expects that its operating expenses will increase in the future, and there can be no assurance that its revenues will increase sufficiently to allow it to maintain profitability, either on an annual or quarterly basis.

  Dependence on ATM; Product Concentration. Although ATM is an industry standard, the ATM access market is still emerging and only a limited number of telecommunications service providers have installed ATM networks. All of the Company's product revenue to date has been derived from the sale of ATM access products, and the Company expects that the sale of ATM access products and related services will continue to account for substantially all of its revenues for the foreseeable future. The Company's success will depend on the market acceptance of ATM technology as a preferred networking solution relative to other existing or newly developed solutions. The failure of ATM-based networking products to achieve widespread market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition.

  Sales of the Company's LDR access products have accounted for substantially all of its revenue to date, and these products and related enhancements are expected to continue to account for a majority of the Company's revenue for the foreseeable future. The Company's success depends in large part on continued sales of the LDR product line. A decline in either demand for or the average sales prices of the Company's LDR products, whether as a result of new product introductions by competitors, price competition, technological change, inability to provide enhancements on a timely basis or otherwise, could have a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Strategic Relationships. A major component of the Company's strategy involves the establishment of strategic relationships with telecommunications equipment providers and telecommunications service providers to leverage these entities' distribution networks. The failure of the Company to establish these relationships would have a material adverse effect on the Company's growth prospects. Yurie has entered into private-label partner agreements with Bay Networks, Lucent Technologies and Ericsson. These agreements permit each of Bay, Lucent and Ericsson to market and sell the Company's LDR products into commercial and government markets for three years, subject to renewal. None of these agreements have minimum purchase guarantees. Previously, under the AT&T Agreement, AT&T held an exclusive license to sell Yurie products in government markets, and had agreed to certain minimum purchase guarantees. In response to the interest expressed by other parties to sell Yurie products in both commercial and government markets, Yurie and AT&T amended the AT&T Agreement on November 3, 1997. Under this amendment, AT&T no longer has an exclusive license to sell Yurie's products in government markets, nor is it required to make minimum annual purchases. Sales to AT&T represented 52.4%, 71.8% and 87.0% of the Company's revenue during 1994, 1995 and 1996, respectively. For the nine months ended September 30, 1997, sales to AT&T represented 25.8% of the Company's revenue. If the Company fails to replace the sales that would have been made to AT&T under its minimum purchase requirements with sales to other customers, there could be a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Related Party Sales. During 1997, the Company made substantial product sales to Splitrock. Kwok L. Li, the Chief Technology Officer and Vice Chairman of the Board of Yurie, is the majority shareholder and Chairman of the Board of Splitrock. During the first nine months of 1997, Splitrock purchased $11.5 million of LDR products from the Company, and sales to Splitrock accounted for approximately 34.5% of the Company's gross revenue during that period. The Splitrock Agreement requires Splitrock to purchase a minimum of $20.0 million of LDR products from the Company in the period from July 1997 to December 1998. Through September 30, 1997 Splitrock had purchased $6.6 million of LDR equipment under the Splitrock Agreement. Sales to Splitrock in the fourth quarter of 1997 totaled approximately $5.9 million, approximately $5.0 million of which Splitrock purchased or leased from Ericsson. These purchases or leases by Splitrock of LDR products from Ericsson will be credited against Splitrock's minimum purchase guarantee under the Splitrock Agreement. The failure of Splitrock to purchase the remainder of its guaranteed minimum of LDR products would have a material adverse effect on the Company's business, results of operations and financial condition.

  Rapid Technological Development; New Products; Product Errors. The market for the Company's products is generally characterized by rapidly changing technology, evolving industry standards and frequent new product introductions that can render existing products obsolete or unmarketable. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion, enhancements to its existing products and new products that meet changing customer requirements and emerging industry standards. The failure of the Company to introduce new products and respond to industry changes on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

  The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Furthermore, the introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition from existing products. Nor can there be any assurance that the Company will be able to identify, develop, manufacture or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. In addition, the Company has on occasion experienced delays in the introduction of product enhancements and new products. There can be no assurance that in the future the Company will be able to introduce product enhancements or new products on a timely basis. Products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and such errors have occurred in the Company's products in the past. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss or delay in market acceptance of the Company's products, diversion of development resources, damage to the Company's reputation or increased service or warranty costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Furthermore, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products or cause resellers to return products to the Company. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors, could have a material adverse effect on the Company's business, operating results and financial condition.

  Highly Competitive and Consolidating Market. Although the market for ATM access products is still evolving, the Company anticipates that it will become intensely competitive. The Company's direct competitors include ADC Kentrox and 3Com. Each of these companies has already produced ATM access products that are directly competitive with the Company's products. In addition, Ascend Communications has developed an ATM access product that will be directly competitive with the Company's products. Other companies, including Cisco Systems/StrataCom, Nortel, General DataComm, Digital Link, Fore Systems and Newbridge Networks have developed networking equipment that may be competitive with the Company's products. The Company expects that some or all of these companies and other networking and computer systems companies may in the future announce plans to develop ATM access products that are directly competitive with the Company's products. In addition, companies with interests in other segments of the ATM market, such as central office equipment vendors, cable television operators and long-distance telephone carriers, may seek to apply their expertise to the ATM markets served by the Company.

  The entrance of new competitors would be likely to intensify competition in the ATM access market. Some of the Company's current and possible future competitors have greater financial, technical, marketing and other resources than the Company, and some have well established relationships with current and potential customers of the Company. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of networking industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which would have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, there has recently been an increase in acquisitions by large, well-established networking companies of smaller networking companies that possess technology that will allow the larger companies to offer a more complete product line. Among the companies that have announced or completed acquisitions are Cisco Systems, Bay Networks, Cabletron Systems, Fore Systems, Ascend Communications and 3Com. Consolidation within the industry could lead to even greater competition than currently exists. In addition, the ability of these larger companies to offer customers total networking solutions from one vendor in the future may have a material adverse effect on the Company's sales.

  Fluctuations in Quarterly and Annual Operating Results. The Company may experience significant fluctuations in future quarterly and annual operating results. Fluctuations may be caused by many factors, including the timing of new product introductions or technological advances by the Company or its competitors; market acceptance of enhanced or new versions of the Company's products, including the LDR200 and the LDR50; the size and timing of individual orders of the Company's products; price reductions by the Company or its competitors; changes in the distribution channels through which the Company's products are sold; the addition or loss of significant customers; the mix of the products sold by the Company; the ability of the Company to obtain sufficient supplies of sole or limited source components for the Company's products; and general economic conditions. Quarterly fluctuations in purchase orders by Splitrock, and the Company's private label partners, such as Lucent, Bay and Ericcson, or inventory buildups by such customers, also will cause fluctuations in the Company's operating results. In addition, changes in the mix of the products sold by the Company or the distribution channels through which the Company's products are sold may cause fluctuations in the Company's gross and operating margins. Also, the Company's anticipated operating expense levels are based, in part, on its expectations as to future revenue and, as a result, net income may be disproportionately affected by a reduction in revenue.

  The Company has recently experienced a period of revenue growth and a substantial increase in orders, customers and employees. This growth, however, is not necessarily indicative of future results. In addition, in view of the significant growth of the Company's operations in the past three years, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company has not experienced seasonal trends to date, but the Company's business, operating results and financial condition may be affected by such trends in the future. Fluctuations in operating results may result in volatility in the price of the Company's Common stock. See "Risk Factors--Potential Volatility of Stock Price."

  Management of Growth. The Company's growth has placed, and will continue to place, strains on its management, operations and systems. To manage its growth, the Company must continuously evaluate the adequacy of its existing systems and procedures, including its financial and internal control systems and management structure. There can be no assurance that the Company's management will adequately anticipate all of the changing demands that growth will impose on the Company's systems, procedures and structure. Any failure by the Company's management to anticipate effectively, implement and manage the changes required to sustain the Company's growth would have a material adverse effect on the Company.

  Data Labs Merger. Although Yurie expects that the Data Labs Merger will result in beneficial synergies in the operations and technologies of Yurie and Data Labs, achieving the anticipated effects of the Data Labs Merger will depend in part upon whether the integration of the two companies' businesses, technologies and key personnel is accomplished in an effective and efficient manner, an outcome which cannot be assured. Achieving these anticipated synergies will also depend on a number of other factors, including, without limitation, industry-specific economic factors and Yurie's ability to market and sell Data Labs' product, the LDR 5, to new customers. Yurie was Data Labs' largest customer for the year ended December 31, 1997. There can be no assurance that the anticipated beneficial synergies will be achieved or that sales of the LDR5 will be significant to the Company's operations. The Data Labs Merger was dilutive to earnings by approximately $.01 per share for the quarter ended December 31, 1997, before any one time charges related to transaction costs and expenses.

  Dependence on Proprietary Technology. The Company's ability to compete successfully will depend, in part, on its ability to protect the proprietary technology contained in its products. The Company currently relies upon a combination of trade secret, copyright, patent and trademark laws, as well as contractual restrictions, to establish and protect its proprietary rights. The Company also seeks to enter into non-competition, proprietary information and assignment of invention agreements with its employees and non-disclosure agreements with certain of its suppliers, distributors and customers that are designed to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements can effectively deter misappropriation of the Company's technology or independent third-party development of competing technologies.

  The Company has one issued patent for its LANET protocol. The Company has made the technology covered by the LANET patent available in unmodified form, at no cost to the public, in the belief that this release will create demand for and facilitate widespread use of LANET and increase name recognition for Yurie as the developer of LANET. Two additional patent applications have been filed for (i) the AQueMan algorithm developed by the Company to regulate and prioritize the flow of traffic in ATM access products and (ii) error-tolerant addressing to enhance the ability to transport ATM cells over noisy links (e.g., wireless circuits). The Company intends to file another patent application for a method to simplify authentication and key exchange in the establishment of secure data links. There can be no assurance that the applications will result in issued patents or that the Company's existing patent or future patents will be upheld as valid or prevent the development of competing products. The failure of the Company to obtain a patent for AQueMan, or to be granted patents for any of its other Company-developed technologies, could have a material adverse effect on the Company's business. Defense of patents can be very costly and unsuccessful patent litigation could have a material adverse effect on the Company's competitive position. In addition, there can be no assurance that third parties will not accuse the Company of patent infringement with respect to current or future products. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing technology or acquire technology licenses. Also, effective copyright and trade secret protection may not be available in every foreign country in which the Company's products are or may be deployed.

  Dependence on Manufacturers and Suppliers. Yurie relies on three manufacturers, Sanmina Corporation, Teledyne Electronic Technologies and Kuchera Industries, Inc., to manufacture the majority of its common equipment circuit packs, backplanes, chassis and printed circuit board assemblies used in the Company's products. Yurie does not have contracts with these or any other manufacturers, and all of the Company's products are manufactured pursuant to individual purchase orders. The Company believes that its orders do not represent a significant portion of these subcontract manufacturers' total business. In the past, Yurie has also used several other manufacturers as supplemental sources for backplanes, chassis and printed circuit boards, and may use these manufacturers in the future as necessary. The Company believes that its strategy of using subcontract manufacturers has increased its flexibility and responsiveness to changes, as it is in a better position to reduce product costs, acquire additional capacity and reduce its capital investment. It is, however, currently relying on a limited number of manufacturers, and if one or more of these manufacturers should experience quality or other problems, such problems could result in delays in product shipments by the Company. To the extent the Company would be required to find replacements for its manufacturers, a change in manufacturers could result in short term cost increases and time delays in deliveries of finished assemblies, which could have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. While Yurie maintains some level of safety stock on critical components and some level of reserve inventory, these levels would not be sufficient to meet increases in demand occurring simultaneously with delayed deliveries from manufacturers.

  Certain components used in the Company's products, including microprocessors and communications chips that are manufactured by PMC-Sierra, Inc., Hewlett-Packard Company, Integrated Device Technology, Inc., Xilinx, Inc., Texas Instruments, Analog Devices and Altera Corporation, are currently available from only one supplier. In the past, the Company has experienced shortages of certain of these components because of vendor production problems and the inability of suppliers to increase delivery rates to meet the Company's requirements. In addition, the Company has experienced shortages of certain other key components. These component shortages and delays have resulted in delays in the shipment of the Company's products, and the component shortages have also resulted in higher component costs. When these components are in short supply, Yurie must compete for them with larger companies that often have longer established relationships with these vendors. Certain components used in the Company's products require an order lead time of up to 16 weeks. Other components that currently are readily available may become difficult to obtain in the future. Failure of the Company to predict accurately its required quantities of these long lead time components could result in either shortages or excess inventory of such components, which could have a material adverse effect on the Company's business and operating results.

  Any extended delay in deliveries of components or of finished printed circuit board assemblies would have a material adverse effect on the Company's business and operating results and possibly on its relationships with customers. Although Yurie typically maintains some reserve inventory of components, this inventory would not cover a significant delay in the delivery of such components.

  Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key technical and management employees, including Jeong H. Kim, the Company's Chief Executive Officer and Chairman of the Board of Directors, Kwok L. Li, the Company's Vice Chairman of the Board and Chief Technical Officer, Harry J. Carr, the Company's President, Chief Operating Officer and a Director, and Barton Y. Shigemura, the Company's Senior Vice President of Sales and Marketing and a Director. Mr. Li is the majority shareholder and Chairman of the Board of Splitrock and, as such, devotes a significant amount of time to Splitrock. The loss of the services of any of the Company's key employees could have a material adverse effect on the Company. Mr. Carr has served in his position only since June 1997. As a result, key members of the Company's management team have worked together for only a short time. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain additional highly-skilled technical, managerial, sales and marketing personnel. Competition for such personnel, especially engineers, is intense and competitors often employ aggressive tactics to recruit key employees. There can be no assurance that the Company will be successful in attracting, hiring, integrating and retaining the personnel that it requires.

  Compliance with Regulations and Evolving Industry Standards. The Company's products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the U.S., the Company's products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications Research ("Bellcore"). Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union ("ITU"). In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards. A delay in obtaining, or the failure to obtain, certification of its products domestically or in countries outside of the U.S. could delay or preclude the Company's sales and marketing efforts, which could have a material adverse effect on the Company's business and operating results.

  Industry standards for ATM technology are still evolving. One of the bodies setting industry standards is the ATM Forum, a group of industry participants including equipment manufacturers, telecommunications service providers and end users. As these standards evolve, the Company will be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in achieving compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business and operating results.

  Government regulatory policies are likely to continue to have a major impact on the pricing of both existing and new public network services and therefore are expected to affect demand for such services and the telecommunications products that support such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for telecommunications products, including the Company's products.

  Risks Associated With International Sales and Currency Exchanges. Less than 1% of the Company's revenue in each of the years ended December 31, 1994, December 31, 1995 and December 31, 1996, was derived from orders from international customers. In the nine months ended September 30, 1997, 11.0% of the Company's revenue was derived from orders from international customers. The Company intends to continue its sales and marketing efforts outside of the U.S. and may enter into international markets, which will require significant management attention and financial resources. Currently, Yurie maintains offices in Korea and the U.K. Conducting business outside of the U.S. is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of accounts receivable not denominated in U.S. dollars and accounts payable arising from international operations may contribute to fluctuations in the Company's business and operating results. Should the Company have a material amount of such sales or purchase obligations that are denominated in foreign currency in the future, the Company may engage in currency hedging activities or derivative arrangements. Fluctuations in exchange rates could affect demand for the Company's products. For instance, the recent devaluations of certain currencies in Asia, including the Korean won, could adversely effect the Company's ability to sell LDR products in that region. The imposition of exchange or price controls or other restrictions on foreign currencies could have a material adverse effect on the Company's business and operating results. If the Company increases its international sales, its revenue may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

  Potential Stock Price Volatility. The market price of the Company's common stock may be volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, and general market conditions may have a significant effect on the market price of the common stock. Further, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies.

  General Economic Conditions. Demand for the Company's products depends in large part on the overall demand for communications and networking products, which has in the past and may in the future fluctuate significantly based on numerous factors, including capital spending levels and general economic conditions. There can be no assurance that the Company will not experience a decline in demand for its products due to general economic conditions. Any such decline would have a material adverse effect on the Company's business, operating results and financial condition.

  Control by Current Stockholders. Directors and executive officers of the Company and their affiliates currently own beneficially approximately 69.0% of the outstanding common stock. As a result, these stockholders are able to elect a majority of the Company's Board of Directors and approve all matters requiring stockholder approval, and will have significant control over the Company and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

  Shares Eligible for Future Sale. Sales of substantial amounts of the common stock of the Company in the public market, or the prospect of such sales, could have a material adverse affect on the market price of the common stock. As of December 31, 1997, there were 25,316,468 shares of common stock outstanding, and upon the exercise of the Oneline Option, there will be 25,336,468 shares of common stock outstanding. Of these shares, approximately 17,471,382 shares are held by "affiliates" (as that term is defined in Rule 144 under the Securities Act) and are eligible for sale in accordance with the volume and manner of sale restrictions under Rule 144.

  The Company has registered on Form S-8 under the Securities Act 7,000,000 shares of common stock issued or reserved for issuance under the Stock Option Plan and the Data Labs Plan, 200,000 shares of common stock issued or reserved for issuance under the Stock Purchase Plan and 200,000 shares of common stock issued or reserved for issuance under the 401(k) Plan. As of December 31, 1997, there were outstanding options to purchase 5,622,229 shares of common stock under the Stock Option Plan, outstanding options purchase 27,233 shares of common stock under the Data Labs Plan, 186,233 shares of common stock reserved for future issuance under the Stock Purchase Plan and 194,479 shares of common stock reserved for future issuance under the 401(k) Plan. Shares registered and issued pursuant to the Form S-8 registration statement will be freely tradable except to the extent that the holders thereof are deemed to be affiliates of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act.

  Absence of Dividends. The Company has never paid a cash dividend on its common stock. The payment of cash dividends on the common stock is unlikely for the foreseeable future.

  Antitakeover Effects of Certain Charter, Bylaws and Other
Provisions. Certain provisions of the Company's Certificate of Incorporation ("Certificate") and Bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's common stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the common stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL").

                                USE OF PROCEEDS

  This Prospectus relates to shares of Common Stock that may be offered from time to time by the Selling Stockholders. See "Plan of Distribution" and "Selling Stockholders." The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders.

  The Company may, however, receive cash proceeds to the extent the Oneline Option is exercised. If the Oneline Option is exercised in full, as to which there can be no assurance, the net proceeds to the Company would be approximately $240,000. The Company would use these proceeds, if any, for general corporate purposes including working capital. See "Selling Stockholders."

                             SELLING STOCKHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of common stock as of December 31, 1997 by the Selling Stockholders. The table sets forth the number of shares of common stock beneficially owned by each Selling Stockholder, the percentage of outstanding shares beneficially owned, and the number of shares offered for sale in this offering. Unless otherwise indicated, the person or persons named have sole voting and investment power.

                                            SHARES BENEFICIALLY
                                               OWNED PRIOR TO
                                                OFFERING(1)
                                            --------------------
                                                                 SHARES TO
NAME                                         NUMBER   PERCENT(2) BE OFFERED
----                                        --------- ---------- ----------
Kenneth D. Brody(3)........................   822,150     3.2      798,400
Amerindo Technology Growth Fund, Inc.(4)... 2,926,100    11.5    1,000,000
Oneline Management, Inc.(5)................    20,000     *         20,000
Bessemer Venture Partners IV L.P. .........   101,706     *        101,706
Edision Venture Fund III, L.P. ............    96,686     *         96,686
Wenli Yu...................................    87,824     *         87,824
Raul Montalvo..............................     5,855     *          5,855
Christopher Gabrieli.......................     4,124     *          4,124
G. Felda Hardymon..........................     3,866     *          3,866
BVP IV Special Situations, L.P. ...........     3,428     *          3,428
Thomas H. Jones............................     3,174     *          3,174
Jack L. Lewis..............................     2,442     *          2,442
William T. Burgin..........................     1,933     *          1,933
Brimstone Island Co. L.P. .................     1,933     *          1,933
Michael I. Barach..........................     1,933     *          1,933
Bradford Mills.............................     1,933     *          1,933
G&H Partners...............................     1,933     *          1,933
John R. Peeler.............................     1,744     *          1,744
Jenny Zhou.................................     1,463     *          1,463
Ken Lee....................................     1,394     *          1,394
David J. Cowan.............................     1,160     *          1,160
Gautam A. Prakash..........................     1,160     *          1,160
Richard R. Davis...........................     1,160     *          1,160
Quentin Corporation........................     1,160     *          1,160
Mark Jung..................................     1,160     *          1,160
Igor Sill..................................     1,160     *          1,160
John F. Imber..............................     1,046     *          1,046
Neil H. Brownstein.........................       773     *            773
Robert H. Buescher.........................       773     *            773
Belisarous Corporation.....................       773     *            773
Robi Soni..................................       695     *            695
Barbara M. Henagan.........................       617     *            617
Gabrielli Family Foundation................       457     *            457
Joanna A. Strober..........................       386     *            386
Ravi B. Mhatre.............................       308     *            308
Diane N. McPartlin.........................       154     *            154
Rodney A. Cohen............................       154     *            154
Adam P. Godfrey............................       154     *            154
Russell D. Sternlicht......................       154     *            154
Robert J.S. Roriston.......................       115     *            115
Thomas F. Ruhm.............................        76     *             76

--------
*  Less than 1%.
(1) Includes shares issuable pursuant to options exercisable currently or within 60 days of December 31, 1997.
(2) Applicable percentage is based on 25,316,468 shares of common stock outstanding on December 31, 1997 and assumes exercise of the Oneline Option.
(3) Includes 798,400 shares subject to an option held by Mr. Brody to purchase 798,400 shares of common stock from Dr. Kim. The option originally covered 1,000,000 shares of common stock; however, as of December 31, 1997, Mr. Brody had exercised the option as to 201,600 shares of common stock. For purposes of this table, and until Mr. Brody exercises his option to purchase the remaining 798,400 shares, Dr. Kim and Mr. Brody share beneficial ownership of these shares of common stock. Mr. Brody has served as a director of Yurie since June 1996.
(4) On November 7, 1996, prior to the Company's initial public offering, Amerindo Technology Growth Fund ("Amerindo"), Inc. purchased an aggregate of 1,000,000 shares of common stock of the Company from the Company (400,000 shares), Dr. Jeong Kim (500,000 shares) and Mr. Kwok Li (100,000 shares). Amerindo received registration rights in connection with the stock it purchased in these transactions.
(5) Represents shares to be issued upon the exercise of the Oneline Option. The Oneline Option was granted by the Company to Oneline in April 1997 and expires in April 1998.

  Because the Selling Stockholders may sell all or some of the Common Stock which they hold pursuant to this Prospectus, no estimate can be given as to the aggregate amount of shares of Common Stock that are to be offered hereby or that will be owned by the Selling Stockholders upon completion of the offering to which this Prospectus relates. Accordingly, the aggregate amount of Common Stock offered hereby may decrease. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Common Stock since the date on which they provided the information regarding their Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

  The purpose of this Prospectus is to permit the Selling Stockholders, if they desire, to dispose of some or all of their shares of Common Stock, on a delayed or continuous basis. Whether offers and sales will be made pursuant to this Prospectus, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Selling Stockholders. Most of the Selling Stockholders are currently not eligible to dispose of their shares pursuant to Rule 144 under the Securities Act and will not be eligible to make such sales until they have satisfied the one-year holding period under Rule 144. Amerindo's one-year holding period expired on November 6, 1997. Each of Mr. Brody's and Oneline's holding periods will expire one year after they exercise their options. The one-year holding period for each of the remaining Selling Stockholders, each of whom received its shares pursuant to the Data Labs Merger (the "Data Labs Holders"), will expire on December 1, 1998.

  If the Selling Stockholders determine, in their discretion, to make sales pursuant to this Prospectus, they may sell the shares being offered hereby from time to time (i) through dealers or in ordinary broker transactions, in the over-the-counter market or otherwise, (ii) "at the market" to or through marketmakers or into an existing market for the shares, (iii) in other ways not involving marketmakers or established trading markets, including direct sales to purchasers or effected through agents, or (iv) in combinations of any such methods of sale (which may involve block transactions), subject to applicable state and federal securities laws. One or more of the Selling Stockholders may coordinate sales of stock pursuant to this registration statement with sales pursuant to Rule 144 by other stockholders of the Company. The shares will be sold at market prices prevailing at the time of sale or negotiated prices. In connection with the distributions of the common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell common stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or financial institutions of the common stock offered hereby, which common stock such broker-dealer or other financial institutions may resell pursuant to this Prospectus (as supplemented or amended to reflect this transaction). The Selling Stockholders may also pledge the shares registered hereunder to a broker-dealer or other financial institution who may effect sales of the pledged common stock pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 thereunder may be sold under such provisions rather than pursuant to this Prospectus.

  If a dealer is utilized in the sale of the shares in respect of which the Prospectus is delivered, sales will be made by the Selling Stockholders to or through a marketmaker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the shares, warrants or interests therein, as principal or pledgee and may, from time to time, effect distributions of such sales.

  In connection with this offering, the Company will pay all expenses of preparing and filing the registration statement, including, without limitation, registration and filing fees, printing expenses, fees and disbursements of legal counsel and accountants for the Company, transfer agents' and registrars' fees, fees and disbursements of experts used by the Company in connection with such registration, expenses of any special audits of the Company incidental to or required by such registration, and expenses incidental to any post-effective amendment to any such registration statement. The Company is also required to pay legal expenses, if any, of one of the Selling Stockholders not to exceed $10,000.

  All dealers', brokers', or agents' commissions, concessions, discounts, fees or other compensation will be paid by the Selling Stockholders.

  The Company has advised the Selling Stockholders that, during such time as they may be engaged in a distribution of the Shares included herein, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers and any broker-dealer or other person who participates is such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

  No sales or distributions other than as described herein may be effected until after this Prospectus shall have been appropriately amended or supplemented.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby was passed upon for the Selling Stockholders by Fried, Frank, Harris, Shriver & Jacobson, Washington, DC.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years ended December 31, 1994, 1995 and 1996 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report that is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The supplemental consolidated financial statements as of December 31, 1995 and 1996 and for the three years ended December 31, 1994, 1995 and 1996 included herein have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon reports of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of Data Labs as of December 31, 1995 and 1996 and for each of the two years ended December 31, 1995 and 1996 incorporated by reference to the 8-K Report, dated December 9, 1997, in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in giving such reports.

                         INDEX TO FINANCIAL STATEMENTS

SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS FOR YURIE SYSTEMS, INC. AND SUBSIDIARIES AS OF DECEMBER 31, 1995 AND 1996 AND FOR THE THREE YEARS ENDED DECEMBER 31, 1996:

Independent Auditors' Report..............................................  F-2
Supplemental Consolidated Balance Sheets as of December 31, 1995 and
 1996.....................................................................  F-3
Supplemental Consolidated Statements of Operations for the Two Years Ended
 December 31, 1994, 1995 and 1996.........................................  F-4
Supplemental Consolidated Statements of Stockholders' Equity (Deficit) for
 the Two Years Ended December 31, 1994, 1995 and 1996.....................  F-5
Supplemental Consolidated Statements of Cash Flows for the Two Years Ended
 December 31, 1994, 1995 and 1996.........................................  F-6
Notes to Supplemental Consolidated Financial Statements...................  F-7

SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS FOR YURIE SYSTEMS, INC. AND SUBSIDIARIES AS OF SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996 (UNAUDITED) AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED):

Supplemental Consolidated Balance Sheets as of September 30, 1997 and
 December 31, 1996 (Unaudited) ........................................... F-14
Supplemental Consolidated Statements of Operations for the Three and Nine
 Months Ended September 30, 1997 and 1996 (Unaudited)..................... F-15
Supplemental Consolidated Statements of Cash Flows for the Three and Nine
 Months Ended September 30, 1997 and 1996 (Unaudited)..................... F-16
Notes to Supplemental Consolidated Financial Statements................... F-17

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Yurie Systems, Inc.

  We have audited the accompanying supplemental consolidated balance sheets of Yurie Systems, Inc. and subsidiaries (the "Company") (formed as a result of the merger of Yurie Systems, Inc. and Data Labs, Inc.) as of December 31, 1995 and 1996, and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits. The supplemental consolidated financial statements give retroactive effect to the merger of the Company and Data Labs, Inc., which has been accounted for as a pooling of interests as described in Note 13 to the supplemental consolidated financial statements. We did not audit the balance sheets of Data Labs, Inc. as of December 31, 1995 and 1996, or the related statements of operations, stockholders' equity and cash flows of Data Labs, Inc. for the years then ended, which statements reflect total assets of $136,698 and $2,317,625 as of December 31, 1995 and 1996, respectively, and total revenues of $651,192 and $112,318, for the years ended December 31, 1995 and 1996, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Data Labs, Inc. for 1995 and 1996, is based solely on the report of such other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the supplemental consolidated financial position of Yurie Systems, Inc. and subsidiaries as of December 31, 1995 and 1996, and the supplemental consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, after giving retroactive effect to the merger of Data Labs, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

January 30, 1998

                      YURIE SYSTEMS, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1995        1996
                                                       ----------  -----------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................... $3,802,556  $ 5,245,321
  Accounts receivable--trade..........................  1,235,292    4,939,206
  Accounts receivable--other..........................      2,828       54,154
  Inventory...........................................    654,447    2,573,559
  Deferred offering costs.............................        --       910,442
  Deferred income taxes...............................        --       475,214
  Prepaid expenses....................................      8,836      410,200
                                                       ----------  -----------
    Total current assets..............................  5,703,959   14,608,096
                                                       ----------  -----------
PROPERTY AND EQUIPMENT:
  Furniture and equipment.............................     99,744      220,360
  Software............................................     50,622      355,168
  Computer and office equipment.......................    570,321    2,064,471
                                                       ----------  -----------
    Total property and equipment......................    720,687    2,639,999
  Less accumulated depreciation and amortization......   (117,219)    (398,728)
                                                       ----------  -----------
    Net property and equipment........................    603,468    2,241,271
                                                       ----------  -----------
OTHER ASSETS..........................................     20,938       57,756
                                                       ----------  -----------
    TOTAL ASSETS...................................... $6,328,365  $16,907,123
                                                       ==========  ===========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................... $  295,591  $ 2,013,839
  Accrued liabilities.................................    293,704    3,249,972
  Unearned revenue....................................  4,000,000          --
  Deferred income taxes...............................     64,995          --
  Income taxes payable................................    432,059          --
                                                       ----------  -----------
    Total current liabilities.........................  5,086,349    5,263,811
ACCRUED RENT..........................................     25,661       14,932
DEFERRED INCOME TAXES.................................        --        19,310
CAPITAL LEASE OBLIGATIONS.............................        --        38,210
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01, authorized
   10,000,000 shares, none issued.....................        --           --
  Common Stock, par value $.01 per share; authorized
   30,000,000 shares in 1995 and 50,000,000 in 1996;
   issued and outstanding, 20,566,814 shares at
   December 31, 1995 and 20,966,814 shares at December
   31, 1996...........................................    205,668      209,668
  Additional paid-in capital..........................    119,604    8,046,437
  Retained earnings...................................    891,083    3,314,755
                                                       ----------  -----------
    Total stockholder's equity........................  1,216,355   11,570,860
                                                       ----------  -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........ $6,328,365  $16,907,123
                                                       ==========  ===========

          See notes to supplemental consolidated financial statements.

                      YURIE SYSTEMS, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1994       1995        1996
                                             ---------- ----------  -----------
REVENUE:
  Product revenue........................... $    5,075 $2,879,882  $18,737,693
  Service revenue...........................  1,292,393  2,633,916    2,527,823
  Other revenue.............................        --   1,108,333      391,667
                                             ---------- ----------  -----------
    Total revenue...........................  1,297,468  6,622,131   21,657,183
COSTS OF REVENUE:
  Cost of product revenue...................      3,045  1,328,966    6,806,202
  Cost of service revenue...................    736,997  1,330,102    1,666,312
                                             ---------- ----------  -----------
    Total cost of revenue...................    740,042  2,659,068    8,472,514
                                             ---------- ----------  -----------
GROSS PROFIT................................    557,426  3,963,063   13,184,669
OPERATING EXPENSES:
  Research and development..................     49,383    562,597    4,427,810
  Sales and marketing.......................     22,302      4,701    1,880,019
  General and administrative................    314,114  1,870,639    2,980,320
                                             ---------- ----------  -----------
    Total operating expenses................    385,799  2,437,937    9,288,149
                                             ---------- ----------  -----------
INCOME FROM OPERATIONS......................    171,627  1,525,126    3,896,520
  Other income..............................      1,583     (1,776)      90,634
                                             ---------- ----------  -----------
INCOME BEFORE INCOME TAXES..................    173,210  1,523,350    3,987,154
  Provision for income taxes................     43,156    574,685    1,563,482
                                             ---------- ----------  -----------
    NET INCOME.............................. $  130,054 $  948,665  $ 2,423,672
                                             ========== ==========  ===========
NET INCOME PER COMMON SHARE................. $     0.01 $     0.04  $      0.11
                                             ========== ==========  ===========
WEIGHTED AVERAGE SHARES OUTSTANDING......... 17,879,393 22,047,049   22,157,786
                                             ========== ==========  ===========


          See notes to supplemental consolidated financial statements.

                      YURIE SYSTEMS, INC. AND SUBSIDIARIES

     SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                            COMMON STOCK     ADDITIONAL  RETAINED
                         -------------------  PAID-IN    EARNINGS
                           SHARES    AMOUNT   CAPITAL   (DEFICIT)      TOTAL
                         ---------- -------- ---------- ----------  -----------
BALANCE, JANUARY 1,
 1994................... 16,358,414 $163,584 $      --  $ (187,636) $   (24,052)
  Net income............        --       --         --     130,054      130,054
                         ---------- -------- ---------- ----------  -----------
BALANCE, DECEMBER 31,
 1994................... 16,358,414  163,584        --     (57,582)     106,002
  Common stock
   issuance.............  4,208,400   42,084    119,604        --       161,688
  Net income............        --       --         --     948,665      948,665
                         ---------- -------- ---------- ----------  -----------
BALANCE, DECEMBER 31,
 1995................... 20,566,814  205,668    119,604    891,083    1,216,355
  Common stock
   issuance.............    400,000    4,000  7,926,833        --     7,930,833
  Net income............        --       --         --   2,423,672    2,423,672
                         ---------- -------- ---------- ----------  -----------
BALANCE, DECEMBER 31,
 1996................... 20,966,814 $209,668 $8,046,437 $3,314,755  $11,570,860
                         ========== ======== ========== ==========  ===========



          See notes to supplemental consolidated financial statements.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                             1994        1995         1996
                                           ---------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income............................... $ 130,054  $   948,665  $ 2,423,672
 Adjustments to reconcile net income to
  net cash provided by (used in) operating
  activities:
   Depreciation...........................    43,436       71,995      281,509
   Compensation due to stock issuance.....       --       162,023          --
   Deferred income taxes..................    22,315       42,680     (520,899)
 Changes in assets and liabilities:
   Accounts receivable....................  (137,943)  (1,063,214)  (3,755,240)
   Inventory..............................       --      (654,447)  (1,919,112)
   Prepaid expenses.......................   (10,665)       2,179     (401,364)
   Other assets...........................   (15,220)      (5,718)     (36,818)
   Accounts payable and other accrued
    expenses..............................    77,316      342,120    4,674,516
   Income taxes payable...................    19,220      412,839     (432,059)
   Due to/from stockholder................    50,601         (583)         --
   Unearned revenue.......................   275,437    3,724,563   (4,000,000)
   Accrued rent...........................    18,511        7,150      (10,729)
                                           ---------  -----------  -----------
 Net cash provided by (used in) operating
  activities..............................   473,062    3,990,252   (3,696,524)
                                           ---------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment.....  (245,931)    (467,882)  (1,919,312)
                                           ---------  -----------  -----------
 Net cash used in investing activities....  (245,931)    (467,882)  (1,919,312)
                                           ---------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Deferred offering costs................       --           --      (910,442)
   Capital Lease Obligations..............       --           --        38,210
   Proceeds from issuance of Data Labs
    preferred stock.......................       --        48,329    3,130,833
   Proceeds from issuance of common
    stock.................................       --           --     4,800,000
                                           ---------  -----------  -----------
 Net cash provided by financing
  activities..............................       --        48,329    7,058,601
                                           ---------  -----------  -----------
NET INCREASE IN CASH AND CASH
 EQUIVALENTS..............................   227,131    3,570,699    1,442,765
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR.....................................     4,726      231,857    3,802,556
                                           ---------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR.... $ 231,857  $ 3,802,556  $ 5,245,321
                                           =========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Cash paid for income taxes............. $     --   $   119,166  $ 2,699,000
                                           =========  ===========  ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

  During 1995, the Company issued 4,208,400 shares of Common Stock that was recorded as compensation expense in the amount of $162,023.

  The Company has accrued deferred offering costs of $653,000 as of December 31, 1996.

  In 1996, Data Labs, Inc. entered into capital leases totaling $55,000 for equipment.

         See notes to supplemental consolidated financial statements.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Yurie Systems, Inc. (formerly Integrated Systems Technology, Inc.) is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

  Basis of Presentation--The accompanying supplemental consolidated financial statements include the accounts of Yurie Systems, Inc. and its subsidiaries, including Data Labs, Inc. (the "Company"). All significant intercompany transactions have been eliminated. These supplemental consolidated financial statements have been restated to give retroactive effect to the merger with Data Labs, Inc. on December 1, 1997, in a transaction accounted for as a pooling of interests as if the merger had occurred at the beginning of fiscal 1994. (See note 13). These supplemental consolidated financial statements will become the historical financial statements of the Company when financial results for the year ended December 31, 1997 are issued.

  Revenue Recognition--For financial reporting purposes, the Company records revenue from product sales on the ship and bill method. Contract service revenue is primarily generated from cost-reimbursable contracts, including cost-plus-fixed-fee contracts, and is recorded on the basis of reimbursable costs plus a pro rata portion of the fee. A portion of the Company's service revenue is derived from various fixed-price contracts and is accounted for using the percentage-of-completion method. Losses on contracts, if any, are recorded when they become known. Contract costs for services supplied to the U.S. government, including indirect expenses, are subject to audit by the government's representatives. All revenue is recorded in amounts that are expected to be realized upon final settlement.

  Cash and Cash Equivalents--The Company considers all highly liquid temporary investments including those with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest bearing accounts.

  Unbilled Receivables--Unbilled receivables include certain costs and a portion of the fee and expected profit which is billable upon completion of the contracts or the completion of certain tasks under terms of the contracts.

  Inventories--Inventory is stated at the lower of cost or market using the first-in, first-out method.

  Depreciation and Amortization--Property and equipment is recorded at cost. The cost of furniture and computer and office equipment is depreciated from the date of installation using the straight-line method over the estimated useful lives of the various classes of property, which range from three to seven years. The costs of software are amortized using the straight-line method over three years.

  Warranty Reserve--Estimated warranty costs are accrued at the time revenue is recognized and are charged to cost of revenues.

  Software Development Costs--Software development costs incurred for products to be sold are capitalized after technological feasibility has been established, which is consistent with the guidance under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." As of December 31, 1996, all costs related to software development have been expensed as incurred.

  Deferred Offering Costs--Legal and other incremental costs associated with raising capital through an initial public offering are capitalized on the balance sheet. Such costs are subsequently netted against the proceeds of the stock offering to which they relate. Such costs would be written off to operations in the period in which the related offering is abandoned. There are no deferred costs included in the balance sheets at December 31, 1994 and 1995. Deferred offering cost at December 31, 1996 was $910,442.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

  Income Taxes--The provision for income taxes includes Federal and state income taxes currently payable plus the net change during the year in the deferred tax liability or asset. The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consist of trade accounts receivable. The Company's largest commercial customer accounted for approximately 66% and 63% of gross accounts receivable at December 31, 1995 and 1996, respectively. In addition, other customers with balances in excess of 10% accounted for approximately 23% of gross accounts receivable as of December 31, 1995. There were no other customers with a balance in excess of 10% as of December 31, 1996. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support customer receivables. Losses on uncollectible accounts have consistently been within management's expectations and have historically been minimal.

  Net Income (Loss) Per Share--Net income per common and common share equivalents at December 31, 1994, 1995 and 1996 were computed based upon the weighted average number of common and common share equivalents, outstanding during the period. Common share equivalents consist of stock options calculated using the treasury stock method. Retroactive restatement has been made for the forty-to-one stock split on January 3, 1995 and the two-to-one stock split on April 3, 1996. Primary and fully diluted earnings per share are the same. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and options to purchase common stock issued within one year prior to the initial filing of the Registration Statement at prices below the assumed initial public offering price will be included as outstanding for all periods presented, using the treasury stock method.

  New Accounting Pronouncements--As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed Of. The adoption had no effect on the financial position or the results of operations of the Company. SFAS No. 123, Accounting for Stock-Based Compensation, has been adopted by the Company as of December 31, 1996. However, the Company has not adopted the recognition and measurement provisions of SFAS No. 123 and therefore, will provide only the applicable disclosures. (See Note 11).

  Reclassifications--Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

2. LINE OF CREDIT

  From January 1, 1995 to June 28, 1996, the Company had a credit agreement with Commerce Bank, which provided for maximum borrowings of $100,000. At December 31, 1995, there were no borrowings under this agreement.

  On June 28, 1996, the Company entered into a revolving loan agreement with Commerce Bank, which provides for maximum borrowings of $3,000,000, based upon certain percentages of accounts receivable and inventory as borrowing bases. The interest varies from prime to prime plus 1% depending upon the amounts borrowed. At December 31, 1996, the prime rate was 8.25%. The agreement expires on May 31, 1997. At December 31, 1996, there were no borrowings under this agreement.

  In October 1996, Data Labs entered into a line of credit agreement for $400,000 that matures on April 5, 1998. The line of credit accrues interest at a rate of prime plus 1 1/2 percent. There were no borrowings outstanding at December 31, 1996.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

3. ACCOUNTS RECEIVABLE--TRADE

  Trade accounts receivable consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Billed.............................................. $  811,270 $4,174,343
     Unbilled............................................    424,022    764,863
                                                          ---------- ----------
       Total accounts receivable--trade.................. $1,235,292 $4,939,206
                                                          ========== ==========

4. INVENTORY

  Inventory consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Raw materials....................................... $  246,291 $1,836,581
     Work-in-process.....................................    325,101    688,686
     Finished goods......................................     83,055     48,292
                                                          ---------- ----------
       Total inventory................................... $  654,447 $2,573,559
                                                          ========== ==========

5. ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Accrued salaries and employee benefits.............. $  292,811 $1,639,481
     Accrued sales and use tax...........................        --     272,784
     Warranty accrued....................................        --     544,306
     Deferred offering costs.............................        --     653,000
     Other accrued liabilities...........................        893    140,401
                                                          ---------- ----------
       Total accrued liabilities......................... $  293,704 $3,249,972
                                                          ========== ==========

6. UNEARNED REVENUE

  Unearned revenue at December 31, 1995 represents prepayment from AT&T for purchases of products which had not been delivered as of the end of the reporting period. All products had been delivered as of December 31, 1996.

7. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1994     1995      1996
                                                    ------- -------- ----------
     Current....................................... $20,841 $533,724 $1,618,468
     Deferred......................................  22,315   40,961    (54,986)
                                                    ------- -------- ----------
       Total....................................... $43,156 $574,685 $1,563,482
                                                    ======= ======== ==========

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
   Expected statutory amount.........................    34.0%    34.0%    34.0%
   Utilization of NOL carryforward...................    (6.3)     --       --
   Benefit of lower tax bracket......................    (6.3)     --       --
   State income taxes, net of federal tax............     4.6      4.6      4.6
   Other.............................................    (1.0)    (0.9)     0.6
                                                      -------  -------  -------
     Effective tax rate..............................    25.0%    37.7%    39.2%
                                                      =======  =======  =======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss carryforwards.

  The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities are as follows:

                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
   Deferred tax assets:
     Accrued salaries and employee benefits....... $ 28,621  $    --   $    --
     Warranty reserve.............................      --        --    210,210
     Uniform capitalization.......................      --        --     19,310
     Deferred rent................................    7,149     9,987     5,767
     Valuation allowance reversal.................      --        --    465,913
                                                   --------  --------  --------
       Total deferred tax assets..................   35,770     9,987   701,200
   Deferred tax liabilities:
     Depreciation.................................   18,768    25,685    19,310
     Unbilled receivables.........................   39,317    49,297   225,986
                                                   --------  --------  --------
       Total gross deferred tax liabilities.......   58,085    74,982   245,296
                                                   --------  --------  --------
       Net deferred tax (liabilities)/assets...... $(22,315) $(64,995) $455,904
                                                   ========  ========  ========

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents--The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

    Accounts Receivable and Accounts Payable--The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

9. COMMITMENTS

  Lease Obligations--The Company currently leases two facilities in Lanham, Maryland, which leases expire in 1998 and 1999. The Company is accounting for the costs of these leases by recognizing rent expense on a straight-line basis over the lease term. Each lease contains an escalation clause, one related

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES
to increases in the Consumer Price Index and one providing a fixed 3% annual increase. Both provide options for extension and one provides an option for expansion. Data Lab, Inc. is also obligated under an operating lease for space in Gaithersburg, Maryland and capital lease obligations for equipment. The lease terms expire in March 1999 and May 2000, respectively. The following is a composite schedule, by year, of minimum rental payments as of December 31, 1996:

     YEAR ENDING DECEMBER 31,                                          AMOUNT
     ------------------------                                        ----------
       1997......................................................... $  509,476
       1998.........................................................    384,567
       1999.........................................................    208,809
       2000.........................................................      4,970
                                                                     ----------
         Total minimum lease payments............................... $1,107,822
                                                                     ==========

  Rental expense for the years ended December 31, 1994, 1995 and 1996, was $49,800, $149,204, and $320,897, respectively.

  Employment Agreements--The Company has employment agreements with two of its executive officers. The agreements provide for a minimum salary level as well as for bonuses which are determined by the Board of Directors. Each of the employment agreements is for a one-year term that renews automatically unless terminated by either party.

10. PENSION PLAN

  Until December 31, 1995, the Company had an employee pension plan, which was administered as a self-employment plan under Internal Revenue Service regulations. It was Company policy to contribute annually an amount equal to 15% of qualified employees' salaries. Pension expense for the years ended December 31, 1994, and 1995 was $38,119 and $93,557, respectively. The investment options were employee directed. All employees are fully vested at the end of one year of consecutive service.

  Effective January 1, 1996, the plan is administered as a 401(k) profit sharing plan that covers substantially all full time employees. Employees are eligible to participate upon completion of one year of service and may contribute up to 10% of their annual compensation not to exceed certain statutory limitations. Eligible employees vest in employer contributions and investment earnings thereon in 20% increments over a five year period. Pension expense for the year ended December 31, 1996 totaled $37,661.

11. STOCKHOLDERS' EQUITY

  On January 3, 1995, the Board of Directors approved a stock split in the ratio of forty-to-one that increased the number of shares, all held at that time by the President of the Company, from 200,000 to 8,000,000.

  On May 22, 1995, the Company issued 4,000,000 shares of Common Stock to Kwok Li as compensation for his services in connection with the development of the LDR100. Also on May 22, 1995, and June 14, 1995 the Company issued 202,400 and 6,000 shares of Common Stock, respectively, to several employees as compensation for their services to the Company. The Company recorded these grants at $.077 per share, the then current fair value of the Common Stock based on an independent appraisal conducted as of May 22, 1995.

  On April 3, 1996, the Board of Directors recommended, and the shareholders approved, a two-for-one stock split on outstanding shares of common stock as well as options outstanding. At the same time, the option price per share was reduced by 50%.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

  The Company's Board of Directors approved a nonstatutory stock option plan effective January 31, 1996, for which 395,800 shares of stock were approved to be issued. On April 2, 1996, the Board of Directors recommended the stock option plan be amended to increase the number of shares available under the Plan to 1,250,000. This increase and the two-for-one stock split approved by the shareholders on April 3, 1996, increased the number of shares available under the plan to 2,500,000. Subsequently, on July 17, 1996, the Board of Directors recommended and the shareholders approved another increase of 700,000 shares, bringing the total number of shares available under the plan to 3,200,000. The exercise price per share was determined based upon estimated fair value on the date of grant. Options are generally exercisable over a four year period and expire ten years after the date of the grant.

  A summary of stock option activity, described above, under the stock option plan is as follows:

                                                                      NUMBER OF
                                                                       SHARES
                                                                      ---------
     Outstanding, January 1, 1996....................................       --
     Granted:
       At exercise price of $.52 per share........................... 2,103,442
       At exercise price of $2.70 per share..........................   841,100
       At exercise price of $3.41 per share..........................    24,510
       At exercise price of $9.00 per share..........................   251,380
       At exercise price of $12.00 per share.........................    17,000
                                                                      ---------
     Total Granted................................................... 3,237,188
     Exercised.......................................................      (244)
                                                                      ---------
     Outstanding, December 31, 1996.................................. 3,237,188
                                                                      =========
     Exercisable options at December 31, 1996........................   281,969
                                                                      =========

  The Company accounts for its stock-based compensation plans under APB No.
25. No compensation expense has been recognized in connection with the options, as all options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.96%, expected life of three years, dividend rate of zero percent, and expected volatility of 68.30%. Using these assumptions, the fair value of the stock options granted in 1996 is $2,959,222, which would be amortized as compensation expense over the vesting period of the options. The options generally vest equally over four years. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the year ended December 31, 1996 would have been reduced to the following pro forma amounts:

                                                                        1996
                                                                     ----------
     Net Income:
       As Reported.................................................. $2,423,672
       Pro forma.................................................... $2,260,792
     Net income per common share:
       As Reported..................................................      $0.11
       Pro forma....................................................      $0.10

  The resulting pro forma compensation cost may not be representative of that expected in future years.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

  On November 7, 1996, the Amerindo Technology Growth Fund Inc. (Amerindo) acquired 400,000 shares of common stock of the Company for a purchase price of $12.00 per share. In addition, Amerindo acquired 600,000 shares from officers of the Company for $12.00 per share. Pursuant to the stock purchase agreement, the Company granted Amerindo certain registration rights that begin one year after the date of the effective date of a registration statement relating to an initial public offering effected by the Company (or February 5, 1998).

12. SIGNIFICANT CUSTOMER

  For the years ended December 31, 1994, 1995 and 1996, approximately 46.7%, 64.9% and 87%, respectively, of total revenues were generated from sales through or to one customer, AT&T. Included in Other Revenue in the Statement of Operations for the years ended December 31, 1995 and 1996 are fees of $1,108,333 and $391,667, respectively, earned under an agreement entered into in August 1995 that granted AT&T certain rights to market and sell products of the Company.

  Under an amendment to this agreement, AT&T committed to purchase at least $6,500,000, $10,000,000 and $10,000,000 of product in 1996, 1997 and 1998, respectively.

13. SUBSEQUENT EVENTS

  On February 5, 1997, the Company completed its initial public offering and sold an aggregate of 4,000,000 shares of Common Stock at $12.00 per share, resulting in net proceeds of $44,640,000, after deducting underwriting discounts.

  On December 1, 1997, the Company issued 358,414 shares of its common stock for all of the outstanding common stock of Data Lab, Inc. The merger has been accounted for as a pooling of interests, and accordingly, the Company's financial statements have been restated to include the accounts and operations of Data Lab, Inc.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 1997 AND DECEMBER
                                   31, 1996
                                  (UNAUDITED)

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................  $23,084,690  $ 5,245,321
  Restricted cash...................................    1,000,000          --
  Short term investments............................   21,883,297          --
  Accounts receivable(1)............................   10,099,691    4,993,360
  Interest receivable...............................      302,483          --
  Inventory.........................................    4,973,292    2,573,559
  Deferred offering costs...........................          --       910,442
  Deferred income taxes.............................    2,183,808      475,214
  Prepaid expenses..................................      414,407      410,200
                                                      -----------  -----------
    Total current assets............................   63,941,668   14,608,096
PROPERTY AND EQUIPMENT, net.........................    6,286,737    2,241,271
OTHER ASSETS........................................      145,546       57,756
                                                      -----------  -----------
  TOTAL ASSETS......................................  $70,373,951  $16,907,123
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................  $ 2,637,666  $ 2,013,839
  Accrued liabilities...............................    5,535,926    3,249,972
  Unearned revenue..................................       41,250          --
  Income taxes payable..............................      300,000          --
                                                      -----------  -----------
    Total current liabilities.......................    8,514,842    5,263,811
ACCRUED RENT........................................      390,621       14,932
DEFERRED INCOME TAXES...............................      326,463       19,310
CAPITAL LEASE OBLIGATION............................       25,745       38,210
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01, authorized
   10,000,000 shares, none issued...................
  Common Stock, par value $.01; 50,000,000 shares
   authorized; issued and outstanding, 25,268,390
   shares at September 30, 1997 and 20,966,814
   shares at December 31, 1996......................      252,684      209,668
  Treasury Stock, 15,950 shares outstanding at
   September 30, 1997...............................     (461,166)         --
  Additional paid-in capital........................   54,228,930    8,046,437
  Retained earnings.................................    7,095,832    3,314,755
                                                      -----------  -----------
    Total stockholders' equity......................   61,116,280   11,570,860
                                                      -----------  -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......  $70,373,951  $16,907,123
                                                      ===========  ===========

--------
(1) Accounts receivable includes amounts from related parties of $1,051,460 at September 30, 1997 (unaudited).

         See notes to supplemental consolidated financial statements.

                      YURIE SYSTEMS, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THREE AND NINE MONTHS ENDED

                          SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)

                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                    SEPTEMBER 30,           SEPTEMBER 30,
                                ---------------------- -----------------------
                                   1997        1996       1997        1996
                                ----------- ---------- ----------- -----------
REVENUE:
  Product revenue.............. $13,083,829 $5,632,023 $30,532,134 $13,024,246
  Service revenue..............   1,034,844    613,513   2,913,927   1,659,874
  Other revenue................         --         --          --      391,667
                                ----------- ---------- ----------- -----------
    Total revenue(1)...........  14,118,673  6,245,536  33,446,061  15,075,787
COSTS OF REVENUE:
  Cost of product revenue......   4,651,165  2,178,989  10,989,750   4,536,284
  Cost of service revenue......     783,547    372,045   2,152,620   1,113,991
                                ----------- ---------- ----------- -----------
    Total costs of revenue.....   5,434,712  2,551,034  13,142,370   5,650,275
                                ----------- ---------- ----------- -----------
GROSS PROFIT...................   8,683,961  3,694,502  20,303,691   9,425,512
OPERATING EXPENSES:
  Research and development.....   2,317,243  1,141,668   6,107,262   2,703,332
  Sales and marketing..........   1,707,316    547,604   4,436,777     920,354
  General and administrative...   2,136,999    970,745   4,727,935   1,954,854
                                ----------- ---------- ----------- -----------
    Total operating expenses...   6,161,558  2,660,017  15,271,974   5,578,540
                                ----------- ---------- ----------- -----------
INCOME FROM OPERATIONS.........   2,522,403  1,034,485   5,031,717   3,846,972
  Other income.................     402,155      9,099   1,159,453      66,741
                                ----------- ---------- ----------- -----------
INCOME BEFORE INCOME TAX
 PROVISION.....................   2,924,558  1,043,584   6,191,170   3,913,713
  Provision for income taxes...   1,135,519    419,606   2,410,093   1,572,002
                                ----------- ---------- ----------- -----------
    NET INCOME................. $ 1,789,039 $  623,978 $ 3,781,077 $ 2,341,711
                                =========== ========== =========== ===========
NET INCOME PER COMMON SHARE.... $      0.06 $     0.03 $      0.14 $      0.11
                                =========== ========== =========== ===========
WEIGHTED AVERAGE SHARES
 OUTSTANDING...................  27,689,070 22,104,813  26,718,836  22,099,764
                                =========== ========== =========== ===========

--------
(1) Revenue includes amounts from related parties of $7,172,832 and $11,991,002 for the three and nine months ended September 30, 1997, respectively (unaudited).

          See notes to supplemental consolidated financial statements.

                      YURIE SYSTEMS, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE THREE AND NINE MONTHS

                       ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)

                              THREE MONTHS ENDED        NINE MONTHS ENDED
                                SEPTEMBER 30,             SEPTEMBER 30,
                            -----------------------  -------------------------
                               1997         1996         1997         1996
                            -----------  ----------  ------------  -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income................ $ 1,789,039  $  623,978  $  3,781,077  $ 2,341,711
 Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
   Depreciation............     376,695      76,305       784,787      176,183
   Compensation due to
    stock issuance.........         --          --        120,500          --
   Deferred income taxes...    (280,649)   (147,929)   (1,401,441)      21,504
 Changes in assets and
  liabilities:
   Accounts receivable.....  (1,189,183)  1,899,451    (5,106,331)    (495,056)
   Restricted cash.........  (1,000,000)        --     (1,000,000)         --
   Interest receivable.....     105,132         --       (302,483)         --
   Advances................     740,477         --            --           --
   Inventory...............    (723,742)   (657,861)   (2,399,733)    (621,890)
   Prepaid expenses........     (12,262)   (136,343)       (4,207)    (203,918)
   Other assets............      (9,084)     (5,644)      (87,790)     (31,784)
   Accounts payable........     780,503   1,121,514       623,827    2,022,117
   Accrued expenses........   2,162,106     983,354     2,285,954    1,608,797
   Income taxes payable....   1,116,256    (118,031)    1,857,784     (238,920)
   Unearned revenue........      41,250   2,004,235        41,250   (1,153,765)
   Accrued rent............     291,868      (3,576)      375,689       (8,047)
                            -----------  ----------  ------------  -----------
 Net cash provided by (used
  in) operating
  activities...............   4,188,400   5,639,453      (431,117)   3,416,932
                            -----------  ----------  ------------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
   Short term investments..  (9,002,185)        --    (21,883,297)         --
   Purchase of property and
    equipment..............  (1,856,056)   (280,632)    4,830,254     (859,940)
                            -----------  ----------  ------------  -----------
 Net cash used in investing
  activities...............  10,858,241    (280,632)  (26,713,551)    (859,940)
                            -----------  ----------  ------------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
   Loan for equipment......     100,000         --        (12,465)         --
   Capital lease
    obligations............      (4,155)        --        300,000          --
   Net proceeds from
    issuance of common
    stock..................    (126,791)   (146,815)   44,696,502    2,984,018
                            -----------  ----------  ------------  -----------
 Net cash provided by (used
  in) financing
  activities...............     (30,946)   (146,815)   44,984,037    2,984,018
                            -----------  ----------  ------------  -----------
NET INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS...............  (6,700,781)  5,212,006    17,839,369    5,541,010
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD.......  29,785,471   4,131,560     5,245,321    3,802,556
                            -----------  ----------  ------------  -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD............. $23,084,690  $9,343,566  $ 23,084,690  $ 9,343,566
                            ===========  ==========  ============  ===========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
   Cash paid for income
    taxes.................. $   600,000  $  855,000  $  2,075,450  $ 2,296,000
                            ===========  ==========  ============  ===========

          See notes to supplemental consolidated financial statements.

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--DESCRIPTION OF BUSINESS

  Yurie Systems, Inc. (the "Company") is a Delaware corporation that was incorporated in February 1992. The Company designs, manufactures, markets and services asynchronous transfer mode ("ATM") access products for telecommunications service providers, Internet service providers, corporate end users and government end users. ATM is a standard for packaging and switching digital information that facilitates high speed information transmission with a high degree of efficiency.

NOTE 2--BASIS OF PRESENTATION

  The accompanying unaudited interim financial statements have been prepared in accordance with Regulation S-X pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information not misleading.

  In the opinion of management, the unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position as of September 30, 1997, the results of operations for the three and nine month periods ended September 30, 1997 and 1996, and the cash flows for the three and nine month periods ended September 30, 1997 and 1996. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

NOTE 3--SHORT TERM INVESTMENTS

  The Company's short term investments at September 30, 1997 are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity.

NOTE 4--ACCOUNTS RECEIVABLE

  Accounts receivable consisted of the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
     Billed..........................................  $ 9,936,021   $4,174,343
     Unbilled........................................      407,331      764,863
     Other...........................................       13,239       54,154
     Allowance for doubtful accounts.................     (256,900)         --
                                                       -----------   ----------
       Total accounts receivable.....................  $10,099,691   $4,993,360
                                                       ===========   ==========

NOTE 5--INVENTORY

  Inventory consisted of the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
     Raw materials...................................  $ 2,058,719   $1,836,581
     Work-in-process.................................    1,324,768      688,686
     Finished goods..................................    1,589,805       48,292
                                                       -----------   ----------
       Total inventory...............................  $ 4,973,292   $2,573,559
                                                       ===========   ==========

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 6--ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
     Accrued salaries and employee benefits..........  $2,607,379    $1,639,481
     Accrued sales and use tax.......................     418,747       272,784
     Warranty accrual................................   1,819,620       544,306
     Deferred offering costs.........................         --        653,000
     Other accrued liabilities.......................     690,180       140,401
                                                       ----------    ----------
       Total accrued liabilities.....................  $5,535,926    $3,249,972
                                                       ==========    ==========

NOTE 7--COMMITMENTS

  On May 1, 1997, the Company entered into a lease for approximately 137,000 rentable square feet. This facility is being used as the Company's principal offices. The lease commenced on June 1, 1997 and expires on November 30, 2004. Rental payments begin on December 1, 1997, with the monthly rent being recorded on a straight line basis over the life of the lease.

NOTE 8--RELATED PARTY TRANSACTIONS

  In March 1997, one of the Company's officers became a majority shareholder in and the acting Chairman of the Board of SplitRock Services, Inc. ("Splitrock"), a corporation that provides communications services specifically configured to meet the needs of large network users. Yurie had product sales to this company totaling $6,645,840 and $11,464,010 during the three and nine months ended September 30, 1997, respectively. In addition, during the third quarter of this year, Yurie generated service revenue totaling $526,992 from Splitrock. At September 30, 1997, accounts receivable from this company totaled $1,051,460.

NOTE 9--EARNINGS PER SHARE

  In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS) which simplifies the standards for computing EPS previously found in APB Opinion No. 15 and makes them comparable to international EPS standards. The Statement is effective for financial statements issued for periods ending after December 15, 1997. Had the following statement been effective for the three and nine months ended September 30, 1997 and 1996, earnings per share would have been presented as follows:

                                                   THREE MONTHS   NINE MONTHS
                                                       ENDED         ENDED
                                                   SEPTEMBER 30, SEPTEMBER 30,
                                                   ------------- -------------
                                                    1997   1996   1997   1996
                                                   ------ ------ ------ ------
     Earnings per common share.................... $  .07 $  .03 $  .15 $  .11
                                                   ====== ====== ====== ======
     Earnings per common share--assuming
      dilution.................................... $  .07 $  .03 $  .14 $  .11
                                                   ====== ====== ====== ======

NOTE 10--INITIAL PUBLIC OFFERING

  On February 5, 1997, the Company completed its initial public offering and sold an aggregate of 4,000,000 shares of Common Stock at $12.00 per share, resulting in net proceeds of $44,640,000 after

                     YURIE SYSTEMS, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

deducting underwriting discounts. Other deferred offering costs related to the initial public offering totaling $1,403,863 as of September 30, 1997 have been netted against paid-in capital.

NOTE 11--SUBSEQUENT EVENT

  On December 1, 1997, the Company issued 358,414 shares of its common stock for all of the outstanding common stock of Data Lab, Inc. The merger has been accounted for as a pooling-of-interests, and accordingly, the Company's financial statements have been restated to include the accounts and operations of Data Labs, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 -------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Information by Reference..........................   2
The Company................................................................   3
Recent Developments........................................................   4
Risk Factors...............................................................   7
Use of Proceeds............................................................  14
Selling Stockholders.......................................................  15
Plan of Distribution.......................................................  16
Legal Matters..............................................................  18
Experts....................................................................  18
Index to Financial Statements.............................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,155,366 Shares

                                      LOGO

                                  Common Stock

                               -----------------

                                   PROSPECTUS

                               -----------------

                                 March 4, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable by the Company in connection with the sale of the Common Stock offered hereby are as follows:

   Registration fee................................................. $ 2,109.22
   Printing and engraving expenses..................................   7,000.00
   Legal fees and expenses..........................................  50,000.00
   Accounting fees and expenses.....................................  20,000.00
   Transfer agent and registrar fees and expenses...................     500.00
   Miscellaneous....................................................     390.78
                                                                     ----------
     Total.......................................................... $80,000.00
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Certificate and Bylaws provide that the Company shall indemnify to the fullest extent authorized by the DGCL, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate and Bylaws provide that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

  Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Pursuant to Section 102(b)(7) of the DGCL, Article EIGHT of the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

  The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    2.1**  Agreement and Plan of Merger by and among Yurie Systems Inc., Nicole
           Acquisition Corporationand Data Labs, Inc., dated December 1, 1997
           (filed as Exhibit 2.1 to the Data Labs Form 8 K) (Schedules not
           included pursuant to Rule 601(b)(2) of Regulation S-K).
    4.1**  Specimen Certificate representing the Common Stock (filed as Exhibit
           4.1 to the November 1996 Form S-1).
    4.2**  Registration Rights Agreement by and among Yurie Systems, Inc. and the shareholders of Data Labs, Inc., dated as of December 1, 1997
           (filed as Exhibit 4.1 to the Data Labs Form 8-K).
    5.1*   Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
   23.1    Consent of Deloitte & Touche, LLP.
   23.2    Consent of Arthur Andersen, LLP.
   23.3*   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
           Exhibit 5.1).
   24.1*   Power of Attorney (included on signature page).
   27.1    Financial Data Schedule.

--------
 * Previously filed.
** Incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the established maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILINGS ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LANDOVER, MARYLAND ON MARCH 4, 1998.

                                          Yurie Systems, Inc.

                                                     /s/ Jeong H. Kim
                                          By: _________________________________
                                                       JEONG H. KIM
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THIS 4TH DAY OF MARCH, 1998.

              SIGNATURE                         TITLE                DATE

                  *                     Chairman of the         March 4, 1998
-------------------------------------    Board and Chief
            JEONG H. KIM                 Executive Officer

                  *                     Vice Chairman of the    March 4, 1998
-------------------------------------    Board and Chief
             KWOK L. LI                  Technical Officer

                  *                     President, Chief        March 4, 1998
-------------------------------------    Operating Officer,
            HARRY J. CARR                and a Director

                  *                     Senior Vice             March 4, 1998
-------------------------------------    President, Sales
         BARTON Y. SHIGEMURA             and Marketing and a
                                         Director

                  *                     Chief Financial         March 4, 1998
-------------------------------------    Officer and
          HARRY J. D'ANDREA              Treasurer (also
                                         serves as Chief
                                         Accounting Officer)

                  *                     Director                March 4, 1998
-------------------------------------
          R. JAMES WOOLSEY

                  *                     Director                March 4, 1998
-------------------------------------
            HERBERT RABIN

                  *                     Director                March 4, 1998
-------------------------------------
          WILLIAM J. PERRY

                  *                     Director                March 4, 1998
-------------------------------------
          KENNETH D. BRODY

          /s/ Jeong H. Kim
*By: ________________________________   Attorney-in-fact         March 4 1998
            JEONG H. KIM

                                 EXHIBIT INDEX

ITEM 16. EXHIBITS.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    2.1**  Agreement and Plan of Merger by and among Yurie Systems Inc., Nicole
           Acquisition Corporation and Data Labs, Inc., dated December 1, 1997
           (filed as Exhibit 2.1 to the Data Labs Form 8 K) (Schedules not
           included pursuant to Rule 601(b)(2) to Regulation S-K.
   4.1**   Specimen Certificate representing the Common Stock (filed as Exhibit
           4.1 to the November 1996 Form S-1).
   4.2**   Registration Rights Agreement by and among Yurie Systems, Inc. and the shareholders of Data Labs, Inc., dated as of December 1, 1997
           (filed as Exhibit 4.1 to the Data Labs
           Form 8-K).
   5.1*    Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
   23.1    Consent of Deloitte & Touche, LLP.
   23.2    Consent of Arthur Andersen, LLP.
   23.3*   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
           Exhibit 5.1).
   24.1*   Power of Attorney (included on signature page).
   27.1    Financial Data Schedule.

--------
 * Previously filed.
** Incorporated herein by reference.